FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT

ITEM 1.   REPORTING ISSUER

          Brocker Technology Group Ltd.
          2150 Scotia Place
          10060 Jasper Avenue
          Edmonton, Alberta
          T5J 3R8

ITEM 2.   DATE OF MATERIAL CHANGE

          August 25, 2000 and August 29, 2000

ITEM 3.   NEWS RELEASE

          A press release regarding the Heads of Agreement concerning the acquisition of Certus Project Consulting Limited was disseminated on August 29, 2000. A press release regarding the Corporation's Final Prospectus was disseminated on September 1, 2000. All new releases were disseminated through the services of Canada News Wire.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          On August 25, 2000, the Corporation completed the execution of the Heads of Agreement regarding the proposed acquisition of the shares of Certus Project Consulting Limited.

          On August 29, 2000, the Corporation was issued a receipt for the filing of a Final Prospectus dated August 28, 2000, which prospectus qualified securities to be distributed pursuant to two Special Warrant Private Placements.

ITEM 5.   COMPLETE DESCRIPTION OF MATERIAL CHANGE

          On August 25, 2000, the Corporation entered into a Heads of Agreement dated August 21, 2000 to purchase all of the shares of Certus Project Consulting Limited ("Certus"). The purchase price is to be equal to the lesser of 1.5 times sales revenue or 15 times net profit before tax of Certus for the 12 months ended September 30, 2000, up to a maximum of $2.5 million (NZ). This purchase price is to be paid by the issuance of Common Shares of Brocker based upon the closing price of the Common Shares on the day prior to signing a formal sale and purchase agreement. The vendor's have agreed that the shares will be escrowed for a period of 12 months, and that thereafter no more than 25% of those shares will be sold in any quarter. The Corporation may be required to compensate the vendors, upon the occurrence of certain events, if at such time the market price


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          per Common Share is lower than the issue price per Common Share of the
          Common Shares issued to the Vendors.

          Based upon the current exchange rate and the current market price for the Common Shares, it is anticipated that approximately 200,000 Common Shares will be issued pursuant to this transaction.

          Certus is a New Zealand company that provides project management consulting services regarding the information and telecommunications industries. Certus has operations in Auckland and Wellington, New Zealand and Sydney, Australia.

          The proposed acquisition of Certus is dependent upon completion of a formal agreement and is subject to receipt of required regulatory approvals. There is no assurance that the Corporation will be able to successfully complete this acquisition. If the required conditions are satisfied it is anticipated that this transaction would be completed in October, 2000.

          On December 15, 1999, the Corporation completed a private placement of Special Warrants pursuant to which it raised $4.86 million. Pursuant to those Special Warrants, the Corporation will be issuing 1,800,000 Common Shares, together with 1,800,000 Half Warrants; two warrants will entitle the holder to purchase one additional Common Share at a price of $3.15 per share if exercised by June 15, 2001 (an additional 900,000 Common Shares would be issued if all of the Half Warrants were exercised). On December 21, 1999, the Corporation completed a further private placement of Special Warrants pursuant to which $11.25 was raised. Pursuant to those private placements the Corporation will be issuing 1,980,000 Common Shares. The Corporation has received a receipt for its Final Prospectus dated August 28, 2000, which qualifies the distribution of the Common Shares issuable to the Special Warrants, as well as the Half Warrants (and the Common Shares that may be issued upon the exercise of such Half Warrants). It also qualifies the distribution of options for a total of 228,400 Common Shares (with an exercise price of $6.25 per share) issued pursuant to the January 2000 private placement. Full details regarding the Special Warrant financings are set out in the Corporation's prospectus dated August 29, 2000, which may be accessed through the SEDAR filing system.

ITEM 6.   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

          Not applicable

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICER

          Casey O'Byrne, Director of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010, for further information.


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ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 8th day of September, 2000.


                                                (Signed)  "Casey O'Byrne"
                                                -------------------------
                                                CASEY O'BYRNE
                                                Chairman